[Letterhead of Eversheds Sutherland (US) LLP]

February 1, 2022

VIA EDGAR

Lisa N. Larkin, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Re:     Priority Income Fund, Inc.
    Registration Statement on Form N-2
(File Nos. 333-261816 and 811-22725)

Dear Ms. Larkin:

On behalf of Priority Income Fund, Inc. (the “Fund”), set forth below are the Fund’s responses to the comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on January 26, 2022 regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-261816 and 811-22725) (the “Registration Statement”).

1.Please file an N-2/A to conform the undertakings in Item 34 of the Part C to the current Form N-2.

Response: The Fund has updated Item 34 and filed an N-2/A concurrently with this correspondence.

* * * * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc: M. Grier Eliasek, Prospect Capital Management L.P.